Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Special Meeting of Shareholders

Vancouver, BC - July 20, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") is pleased to announce that a special meeting (the “Meeting”) of the holders of common shares of Petaquilla (the “Shareholders”) will be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, B.C., Canada, on August 31, 2011, at 10 a.m. (Vancouver time).

At the Meeting, shareholders will be asked to consider and, if thought fit, to approve with or without variation, an ordinary resolution authorizing the issuance by the Company of such number of common shares in the capital of the Company (the “Shares”) as is necessary to complete the proposed acquisition by the Company of all of the outstanding securities of Iberian Resources Corp. (the “Acquisition”); and to transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on July 27, 2011, as the record date for determining the holders of record of the Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof. An information circular containing details of the Acquisition will be mailed to Shareholders on or about August 10, 2011. This information circular will also be available at www.sedar.com.

The Acquisition is subject to receipt of all required regulatory approvals, if any, and to the approval of the Shareholders at the Meeting. Assuming all such approvals are obtained, the Acquisition is expected to be effected on or about September 1, 2011.

About Petaquilla Minerals Ltd. Petaquilla is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company's 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Acquisition, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Acquisition may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Acquisition, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.